UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 30 2019

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: April 30, 2019

Board of Directors’ Meeting approves resolution to amend Agenda for the Annual General Meeting of 2019

At the Board of Directors’ Meeting held on April 26, 2019 it was resolved that the Agenda for the Annual General Meeting, to be held at 9:00 a.m. on 21 June 2019 at the Taipei International Convention Center (TICC), Elegance Lounge (4F, 1, Hsin-Yi Road, Section 5, Xinyi Dist. Taipei), would be amended as follows:

1.	Agenda item (3) v shall be amended so that the text which previously read:

To determine that the total number of directors to be elected for this term be 7 directors (including 3 independent directors)

shall now read:

To determine that the total number of directors to be elected for this term be 6 directors (including 3 independent directors).

2.	Agenda item (4) i, shall be amended so that the text which previously read:

To re-elect 7 directors (including 3 independent directors)

shall now read:

To re-elect 6 directors (including 3 independent directors).